LHC Group, Inc.
420 West Pinhook Road
Lafayette, LA 70503
January 5, 2009
Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	LHC Group, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2007
Filed March 21, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 0-8082
Dear Ms. Jenkins:
We are responding to your comment letter dated December 23, 2008, to Keith G. Myers, Chief Executive Officer, relating to the above documents.
For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.
Form 10-K/A for Fiscal Year Ended December 31, 2007
Income Taxes, page F-11
1.	We note that the adoption of FIN 48 had no effect on your retained earnings. Please tell us how you considered each of the provisions of paragraph 21 of FIN 48.
Response
Below are the requirements as outlined in paragraph 21 of FIN 48. Our considerations of these provisions are included in italics next to each item.
a)	A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the period — At the date of adoption and throughout 2007, the Company had no unrecognized tax benefits; therefore a tabular reconciliation was not necessary.
b)	The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate — As we did not have unrecognized tax benefits throughout the year of adoption, there could not have been an effect on the effective tax rate.

c)	The total amounts of interest and penalties recognized in the statement of operations and the total amounts of interest and penalties recognized in the statement of financial position. There was no accrued interest or penalties relating to unrecognized tax benefits during the period ending December 31, 2007. Total penalties recognized in the statement of operations was approximately $47,000, which is immaterial to the Company’s consolidated financial statements.
d)	For positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the 12 months of the reporting date — The Company did not have unrecognized tax benefits throughout the year of adoption. We do not believe it is reasonably possible that there would be a significant increase or decrease within 12 months of the reporting date.
e)	A description of tax years that remain subject to examination by major tax jurisdictions — As of December 31, 2007, we were open to examination for tax years ended after December 31, 2002.
Included in the Company’s Form 10-Q for the period ended March 31, 2007, the first quarter of the adoption of FIN 48, the Company disclosed the following:
The Company adopted the provisions of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), effective January 1, 2007. The adoption did not have a material effect on the consolidated financial positions or results of operations of the Company. At the date of adoption, the Company had no unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in interest expense and general and administrative expenses, respectively. As of March 31, 2007, there was no accrued interest or penalties relating to unrecognized income tax benefits recognized in the statement of operations. There was no accrued liability for interest or penalties related to unrecognized income tax benefits recognized in the statement of financial position at March 31, 2007.
The Company is subject to both federal and state income tax for jurisdictions within which it operates. Within these jurisdictions, the Company is open to examination for tax years ended after December 31, 2002.
This disclosure was repeated in the Company’s Form 10-Qs for the periods ending June 30, 2007 and September 30, 2007. The disclosure was not repeated in the 2007 Form 10-K. However consistent with the 2007 quarters, the Company did not have unrecognized tax benefits as of December 31, 2007. The adoption of FIN 48 did not have a material effect on the consolidated financial position or results of operations of the Company throughout 2007.

Form 10-Q for Fiscal Quarter Ended September 30, 2008
Evaluation of Disclosure Controls and Procedures, page 31
2.	We note in the first paragraph of page 32 that, as of September 30, 2008, your Chief Executive Officer and Chief Financial Officer concluded that you did not maintain effective internal control over financial reporting. However, we were unable to locate your conclusions regarding the effectiveness of disclosure controls and procedures. Please amend your Form 10-Q to provide such conclusions pursuant to Item 307 or Regulation S-K.
Response
We acknowledge the Staff’s comment. We have filed with the Commission Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, which amends Part I, Item 4 to disclose management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of September 30, 2008.
In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding this matter, please contact me.
LHC Group, Inc.
Pete J. Roman
Senior Vice President, Chief Financial Officer
cc: Keith Myers, Chief Executive Officer
George Lewis, Chairman, Audit Committee
Peter November, General Counsel
Eden Ezell, Associate General Counsel
Robert Johnson, Senior Manager, Ernst and Young
Nancy Bumgarner, Partner, KPMG LLP